June 27, 2001


Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, NW
Washington, D.C. 20549

RE:	Willamette Valley Vineyard, Inc.
	Request Under Rule 477 for Withdrawal of Registration
	Statement on Form S-8 (File No. 333-63038)

To Whom It May Concern:

I am the President and Chief Executive Officer of Willamette Valley Vineyard, Inc. (the "Registrant"). Pursuant to Commissions Rule No. 477, I hereby request that the Registration Statement on Form S-8, (File No. 333-63038), be withdrawn from further consideration by the Commission as the Registration Statement was inadvertently filed in error. No securities were sold in connection with the offering.

Sincerely,


//Signed//
James W. Bernau
President And Chief Executive Officer
Willamette Valley Vineyard, Inc.